UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ASCENT CAPITAL GROUP, INC.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

(Title of Class of Securities)

43632108

(CUSIP Number)

October 16, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43632108	Page 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CRF3 Investments I S.a r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OR ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 607,150
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 607,150
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 607,150
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.04%
12	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1

(a)	Name of Issuer:

Ascent Capital Group, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

5251 DTC Parkway, Suite 1000, Greenwood Village, Colorado 80111.

Item 2

(a)	Name of Person Filing:

CRF3 Investments I S.a r.l., a Luxembourg private company (the “Reporting Person”).

(b)	Address of Principal Business Office or, if none, Residence:

26A, Boulevard Royal, Luxembourg, Luxembourg L-2449.

(c)	Citizenship:

The Reporting Person is a Luxembourg private company.

(d)	Title of Class of Securities:

Series A Common Stock, par value $0.01 per share (the “Shares”).

(e)	CUSIP Number:

The CUSIP Number for the Shares is 43632108.

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	[__] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
(f)	[__] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[__] A Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	[__] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	[__] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4	Ownership

(a)	Amount beneficially owned:

As of the date hereof, the Reporting Person is the beneficial owner of 607,150 Shares.

(b)	Percent of class:

As of the date hereof, the Reporting Person is the beneficial owner of the percentage of Shares listed on the Reporting Person’s cover page, calculated based upon 12,049,171 Shares outstanding as of July 26, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, as filed with the Securities and Exchange Commission.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

(ii)	shared power to vote or to direct the vote

(iii)	sole power to dispose or to direct the disposition of

(iv)	shared power to dispose or to direct the disposition of

See the cover pages for the Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below the Reporting Person certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2018

CRF3 INVESTMENTS I S.A R.L.

By:	/s/ Francesca Pham
Name:	Francesca Pham
Title:	Manager